October 6, 2015

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Managed Portfolio Series CIK: 0001511699 Accession Number: 0000894189-15-005093

Dear Sir or Madam:

This is a request to disregard the Fidelity Bond (40-17G) filed under Managed Portfolio Series, CIK Number 0001511699; Accession Number: 0000894189-15-005093 on the U.S. Securities Exchange Commission EDGAR website.

On October 5, 2015, the filing mentioned above was filed under the incorrect CIK Number.  The CIK Number for Managed Portfolio Series was included on the filing by mistake.  A correct filing was made later on October 5, 2015 for Montage Managers Trust, CIK Number: 0001626633; Accession Number: 0000894189-15-005096.

Please disregard the first filing made on October 5, 2015.  If you have any questions, concerning the foregoing, please contact the undersigned at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk
Sr. Vice President & Counsel
U.S. Bancorp Fund Services, LLC